UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 11)*

BIOLASE, INC.
 (Name of Issuer)

Common Stock, par value $0.001 per share
 (Title of Class of Securities)

090911108
 (CUSIP Number)

Jack W. Schuler
100 N. Field Drive., Suite 360
Lake Forest, Illinois 60045
(224) 880-1210
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 30, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No: 090911108		Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
JACK W. SCHULER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
22,572,152 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
22,572,152 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,572,152 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.71% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) This amount includes 2,651,331 Shares that the Reporting Person has the right to acquire upon exercise of Warrants and New Warrants (defined in Amendment No. 8 and Amendment No. 10, respectively), and excludes 3,824,252 Shares underlying warrants that are subject to a blocker restricting their exercise to the extent that the exercise would result in the holder and its affiliates beneficially owning more than 19.99% of the outstanding Shares.

(2) This percentage is based on a total of 78,628,110 Shares outstanding, which is the sum of: (i) 67,912,379 Shares outstanding as of May 18, 2017; (ii) 8,064,400 Shares issued upon the June 2017 Automatic Conversion (as defined herein) of 80,644 shares of Series D Preferred Stock (defined in Amendment No. 10) on June 30, 2017; and (iii) 2,651,331 Shares that the Reporting Person has the right to acquire upon exercise of Warrants and New Warrants.

SCHEDULE 13D

CUSIP No: 090911108		Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
JACK W. SCHULER LIVING TRUST

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
ILLINOIS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
11,089,552 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
11,089,552 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,089,552 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.13% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) This amount includes 850,796 Shares that the Reporting Person has the right to acquire upon exercise of Warrants and New Warrants.

(2) This percentage is based on a total of 68,763,175 Shares outstanding, which is the sum of 67,912,379 Shares outstanding as of May 18, 2017, plus 850,796 Shares that the Reporting Person has the right to acquire upon exercise of Warrants.

SCHEDULE 13D

CUSIP No: 090911108		Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
RENATE SCHULER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
11,482,600 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
11,482,600 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,482,600 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.76% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)  This amount includes 1,800,535 Shares that the Reporting Person has the right to acquire upon exercise of New Warrants, and excludes 3,824,252 Shares underlying warrants that are subject to a blocker restricting their exercise to the extent that the exercise would result in the holder and its affiliates beneficially owning more than 19.99% of the outstanding Shares.

(2) This percentage is based on a total of 77,777,314 Shares outstanding, which is the sum of: (i) 67,912,379 Shares outstanding as of May 18, 2017; (ii) 8,064,400 Shares issued upon the June 2017 Automatic Conversion of 80,644 shares of Series D Preferred Stock on June 30, 2017; and (iii) 1,800,535 Shares that the Reporting Person has the right to acquire upon exercise of New Warrants.

SCHEDULE 13D

CUSIP No: 090911108		Page 5 of 8 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SCHULER FAMILY FOUNDATION

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
11,382,600 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
11,382,600 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,382,600 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.63% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)  This amount includes 1,800,535 Shares that the Reporting Person has the right to acquire upon exercise of New Warrants, and excludes 3,824,252 Shares underlying warrants that are subject to a blocker restricting their exercise to the extent that the exercise would result in the holder and its affiliates beneficially owning more than 19.99% of the outstanding Shares.

(2) This percentage is based on a total of 77,777,314 Shares outstanding, which is the sum of: (i) 67,912,379 Shares outstanding as of May 18, 2017; (ii) 8,064,400 Shares issued upon the June 2017 Automatic Conversion of 80,644 shares of Series D Preferred Stock on June 30, 2017; and (iii) 1,800,535 Shares that the Reporting Person has the right to acquire upon exercise of New Warrants.

SCHEDULE 13D

CUSIP No: 090911108		Page 6 of 8 Pages

Item 1.	Security and Issuer

This Amendment No. 11 to Schedule 13D (“Amendment No. 11”) is being filed by the undersigned, pursuant to §240.13d-2(a), to amend and supplement the Schedule 13D filed on November 10, 2014, as amended by Amendment No. 1 filed on November 10, 2014, Amendment No. 2 filed on March 6, 2015, Amendment No. 3 filed on October 14, 2015, Amendment No. 4 filed on October 23, 2015, Amendment No. 5 filed on November 9, 2015, Amendment No. 6 filed on November 13, 2015, Amendment No. 7 filed on December 14, 2015, Amendment No. 8 filed on August 3, 2016, Amendment No. 9 filed on October 10, 2016, and Amendment No. 10 filed on April 17, 2017 (collectively, the “Schedule 13D”), with respect to the common stock, par value $0.001 per share (the “Shares”), of Biolase, Inc. (the “Issuer”), whose principal executive offices are located at 4 Cromwell, Irvine, California 92618.   All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On June 30, 2017, the Issuer held a special meeting of its stockholders (the "June 2017 Special Meeting") at which the stockholders were asked to vote, among other things, to ratify the terms and issuance of the Series D Preferred Stock and related New Warrants, including the removal of the 19.99% Limitation, and to approve the issuance of such number of Shares issuable upon full conversion of the Series D Preferred Stock and upon the full exercise of the New Warrants, in each case, including shares issuable pursuant to customary anti-dilution provisions (the "June 2017 Issuance Proposal").  The stockholders voted to approve the June 2017 Issuance Proposal at the June 2017 Special Meeting, upon which each share of Series D Preferred Stock automatically converted into 100 Shares, reflecting a conversion price of $1.24 per Share (the "June 2017 Automatic Conversion") and the 19.99% Limitation was removed from the New Warrants.  As a result of the June 2017 Automatic Conversion, 8,064,400 new Shares were issued.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a, b)  As of June 30, 2017, Mr. Schuler may be deemed to beneficially own, in the aggregate, 22,572,152 Shares, representing approximately 28.71% of the Shares outstanding. This amount consists of: (A) 10,238,756* Shares and 850,796 Shares obtainable upon exercise of Warrants held by the Trust, collectively representing approximately 16.13% of the Shares outstanding; (B) 9,582,065 Shares and 1,800,535 Shares obtainable upon exercise of New Warrants held by the Foundation, representing approximately 14.63% of the Shares outstanding; and (C) 100,000 Shares held by Mr. Schuler’s spouse, Ms. Schuler, representing approximately 0.15% of the Shares outstanding.

The foregoing beneficial ownership percentages are based on the sum of: (i) 67,912,379 Shares outstanding as of May 18, 2017, according to the Issuer’s proxy statement on Schedule 14A filed May 19, 2017; (ii) 8,064,400 Shares issued upon the June 2017 Automatic Conversion; (iii) for purposes of calculating beneficial ownership of Mr. Schuler and the Trust pursuant to Rule 13d-3(d)(1)(i) under the Act, 2,651,331 Shares issuable upon exercise of Warrants held by the Trust; and (iv) for purposes of calculating beneficial ownership of Mr. Schuler and the Foundation pursuant to Rule 13d-3(d)(1)(i) under the Act, 1,800,535 Shares issuable upon exercise of New Warrants held by the Foundation.

As sole trustee of the Trust, Mr. Schuler shares with the Trust the power to vote or direct the vote, and the power to dispose or direct the disposition of, the 11,089,552 Shares beneficially owned by the Trust. Mr. Schuler disclaims any beneficial ownership in any of the Shares held by the Foundation.

SCHEDULE 13D

Page 7 of 8 Pages

As of June 30, 2017, Ms. Schuler may be deemed to beneficially own, in the aggregate, 11,482,600 Shares, representing approximately 14.76% of the Shares outstanding. This amount consists of (A) 100,000 Shares held by Ms. Schuler, representing approximately 0.15% of the Shares outstanding, and (B) 9,582,065 Shares and 1,800,535 Shares obtainable upon exercise of New Warrants held by the Foundation, representing approximately 14.63% of the Shares outstanding. Ms. Schuler disclaims any beneficial ownership in any of the Shares held by the Foundation.

The foregoing beneficial ownership percentages are based on the sum of: (i) 67,912,379 Shares outstanding as of May 18, 2017, according to the Issuer’s proxy statement on Schedule 14A filed May 19, 2017; (ii) 8,064,400 Shares issued upon the June 2017 Automatic Conversion; and (iii) for purposes of calculating beneficial ownership of Ms. Schuler and the Foundation pursuant to Rule 13d-3(d)(1)(i) under the Act, 1,800,535 Shares issuable upon exercise of New Warrants held by the Foundation.

As disclosed in Amendment No. 2, the Foundation holds an additional 3,824,252 warrants whose terms prohibit the holder of such warrants from exercising the warrants to the extent that the exercise would result in the holder and its affiliates beneficially owning more than 19.99% of the outstanding Shares.  As such, although the Foundation holds additional warrants to acquire 3,824,252 Shares, due to the 19.99% blocker, at this time, the Foundation cannot exercise any of these warrants.

* This figure includes an additional 43,557 Shares that had been inadvertently excluded from the Shares beneficially owned by the Trust as reported in the Schedule 13D.

(c)  As of the date hereof, no transactions in the Shares had been effected by the Reporting Persons within the past 60 days, except as set forth in this Amendment No. 11.

(d) Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no other person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Schedule 13D.

(e) Not applicable.

SCHEDULE 13D

Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 5, 2017

JACK W. SCHULER

/s/ Jack W. Schuler

JACK W. SCHULER LIVING TRUST

By:	/s/ Jack W. Schuler
Name:	Jack W. Schuler
Title:	Trustee

RENATE SCHULER

/s/ Renate Schuler

SCHULER FAMILY FOUNDATION

By:	/s/ Jack W. Schuler
Name:	Jack W. Schuler
Title:	President